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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
 (Amendment No. 1)

Under the Securities Exchange Act of 1934

GENETRONICS BIOMEDICAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

371916107

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
150 Fayetteville Street Mall
Raleigh, North Carolina 27601
(919) 821-1220
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Schedule 13G/A
CUSIP No. 371916107			Page 2 of 11

1.	Name of Reporting Person Pharma Services Holding, Inc.		I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power -0-

		6.	Shared Voting Power 954,881(1)

		7.	Sole Dispositive Power -0-

		8.	Shared Dispositive Power 954,881(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 954,881(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 4.95%(2)

12.	Type of Reporting Person (See Instructions) CO

(1) Includes 208,333 shares (the “Series A Shares”) of common stock (“Common Stock”) of Genetronics Biomedical Corporation (the “Issuer”) beneficially owned by QFinance, Inc. (“QFinance”) that, subject to the beneficial ownership limitation described below, are issuable at any time at QFinance’s option upon conversion of QFinance’s 50 shares of the Issuer’s Series A Preferred Stock pursuant to the Issuer’s Series A Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also includes 357,142 shares (the “Series B Shares”) of Common Stock beneficially owned by QFinance that, subject to the beneficial ownership limitation described below, are issuable at any time at QFinance’s option upon conversion of QFinance’s 100 shares of the Issuer’s Series B Preferred Stock pursuant to the Issuer’s Series B Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also includes 160,313 shares (the “Series C Shares”) of Common Stock beneficially owned by QFinance that, subject to the beneficial ownership limitation described below, are issuable at any time at QFinance’s option upon conversion of QFinance’s 109.0133 shares of the Issuer’s Series C Preferred Stock pursuant to the Issuer’s Series C Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also, includes 32,901 shares of Common Stock issued by the Issuer as payment for Series A, Series B and Series C Preferred Stock dividends accrued through December 31, 2004 (the “Dividend Shares”). Also, includes 282,300 shares of Common Stock (the “Warrant Shares”) that, subject to the beneficial ownership limitation described below, are issuable at any time upon exercise of Issuer’s warrants that are beneficially owned by QFinance, subject to adjustment as set forth therein. The terms of the Series A, Series B and Series C Preferred Stock (the “Preferred Stock”) and warrants owned by QFinance provide that the number of shares of the Common Stock that may be acquired by QFinance upon conversion of the Preferred Stock or exercise of the warrants, as the case may be, is limited to the

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CUSIP No. 371916107	Schedule 13G/A	Page 3 of 11

extent necessary to ensure that, following such conversion or exercise, as the case may be, the number of shares of Common Stock then beneficially owned by QFinance and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with QFinance for purposes of the Securities Exchange Act of 1934, does not exceed 4.95% of the total number of shares of the Common Stock then outstanding. The voting rights of the Preferred Stock are similarly limited such that QFinance will not have voting power with respect to such shares of Preferred Stock to the extent that such voting power would exceed 4.95%. By written notice to the Issuer, QFinance may waive these provisions, but any such waiver will not be effective until the 61st day after such notice is delivered to the Issuer. QFinance beneficially owns 1,008,088 shares of Common Stock underlying warrants and Preferred Stock, only 921,980 of which are exercisable or convertible, as the case may be, within 60 days because of the beneficial ownership limitation described above. Assuming that QFinance provided such waiver notice and thereafter exercised all warrants and converted all Preferred Stock, QFinance would beneficially own 1,040,989 shares of Common Stock or 5.37% of the Issuer’s outstanding Common Stock, calculated based on 18,335,658 shares of outstanding Common Stock of the Issuer on November 1, 2004, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2004 and filed with the Securities and Exchange Commission on November 15, 2004.
(2) Calculated based on 18,335,658 shares of outstanding Common Stock of the Issuer on November 1, 2004, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2004 and filed with the Securities and Exchange Commission on November 15, 2004.

Schedule 13G/A
CUSIP No. 371916107			Page 4 of 11

1.	Name of Reporting Person Pharma Services Intermediate Holding Corp.		I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power -0-

		6.	Shared Voting Power 954,881(3)

		7.	Sole Dispositive Power -0-

		8.	Shared Dispositive Power 954,881(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 954,881(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 (See Instructions) 4.95%(4)

12.	Type of Reporting Person (See Instructions) CO

(3) Includes the Series A Shares, the Series B Shares, the Series C Shares, the Dividend Shares and the Warrant Shares and reflects the effect of the beneficial ownership limitation; see Note 1 above.
(4) See Note 2 above.

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Schedule 13G/A
CUSIP No. 371916107			Page 5 of 11

1.	Name of Reporting Person Quintiles Transnational Corp.		I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power -0-

		6.	Shared Voting Power 954,881(5)

		7.	Sole Dispositive Power -0-

		8.	Shared Dispositive Power 954,881(5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 954,881(5)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 (See Instructions) 4.95%(6)

12.	Type of Reporting Person (See Instructions) CO

(5) Includes the Series A Shares, the Series B Shares, the Series C Shares, the Dividend Shares and the Warrant Shares and reflects the effect of the beneficial ownership limitation; see Note 1 above.
(6) See Note 2 above.

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Schedule 13G/A
CUSIP No. 371916107			Page 6 of 11

1.	Name of Reporting Person QFinance, Inc.		I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power -0-

		6.	Shared Voting Power 954,881(7)

		7.	Sole Dispositive Power -0-

		8.	Shared Dispositive Power 954,881(7)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 954,881(7)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 (See Instructions) 4.95% (8)

12.	Type of Reporting Person (See Instructions) CO

(7) Includes the Series A Shares, the Series B Shares, the Series C Shares, the Dividend Shares and the Warrant Shares and reflects the effect of the beneficial ownership limitation; see Note 1 above.
(8) See Note 2 above.

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CUSIP No. 371916107	Page 7 of 11

Item 1

     (a) Name of Issuer

     Genetronics Biomedical Corporation (the “Issuer”)

     (b) Address of Issuer’s Principal Executive Offices

     11199 Sorrento Valley Road, San Diego, California 92121

Item 2

     (a) Name of Person Filing

This statement is filed jointly pursuant to rule 13d-1(k)(1) on behalf of Pharma Services Holding, Inc. (“Pharma Services”); Pharma Services Intermediate Holding Corp. (“Intermediate Holding”), a wholly-owned subsidiary of Pharma Services; Quintiles Transnational Corp. (“Quintiles”); and QFinance, Inc. (“QFinance”), a wholly-owned subsidiary of Quintiles. All of the outstanding common stock of Quintiles is owned by Intermediate Holding and Pharma Services.

     (b) Address of Principal Business Office or, if none, Residence

Pharma Services’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. Intermediate Holding’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. Quintiles’s principal business office address is 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. QFinance’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

     (c) Citizenship

Pharma Services is a Delaware corporation. Intermediate Holding is a Delaware corporation. Quintiles is a North Carolina corporation. QFinance is a Delaware corporation.

     (d) Title of Class of Securities

     Common stock, par value $0.001 per share (“Common Stock”)

     (e) CUSIP Number

     371916107

Item 3

     Not applicable.

Item 4 Ownership

(a) Amount Beneficially Owned: 954,881 shares are beneficially owned by QFinance, a wholly-owned subsidiary of Quintiles. Includes 208,333 shares (the “Series A Shares”) of common stock (“Common Stock”) of Genetronics Biomedical Corporation (the “Issuer”) beneficially owned by QFinance, Inc. (“QFinance”) that, subject to the beneficial ownership limitation described below, are issuable at any time at QFinance’s option upon conversion of QFinance’s 50 shares of the Issuer’s Series A Preferred Stock pursuant to the Issuer’s Series A Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also includes 357,142 shares (the “Series B Shares”) of Common Stock beneficially owned by QFinance that, subject to the beneficial ownership limitation described

CUSIP No. 371916107	Page 8 of 11

below, are issuable at any time at QFinance’s option upon conversion of QFinance’s 100 shares of the Issuer’s Series B Preferred Stock pursuant to the Issuer’s Series B Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also includes 160,313 shares (the “Series C Shares”) of Common Stock beneficially owned by QFinance that, subject to the beneficial ownership limitation described below, are issuable at any time at QFinance’s option upon conversion of QFinance’s 109.0133 shares of the Issuer’s Series C Preferred Stock pursuant to the Issuer’s Series C Preferred Stock Certificate of Designations, subject to adjustment as set forth therein. Also, includes 32,901 shares of Common Stock issued by the Issuer as payment for Series A, Series B and Series C Preferred Stock dividends accrued through December 31, 2004 (the “Dividend Shares”). Also, includes 282,300 shares of Common Stock (the “Warrant Shares”) that, subject to the beneficial ownership limitation described below, are issuable at any time upon exercise of Issuer’s warrants that are beneficially owned by QFinance, subject to adjustment as set forth therein. The terms of the Series A, Series B and Series C Preferred Stock (the “Preferred Stock”) and warrants owned by QFinance provide that the number of shares of the Common Stock that may be acquired by QFinance upon conversion of the Preferred Stock or exercise of the warrants, as the case may be, is limited to the extent necessary to ensure that, following such conversion or exercise, as the case may be, the number of shares of Common Stock then beneficially owned by QFinance and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with QFinance for purposes of the Securities Exchange Act of 1934, does not exceed 4.95% of the total number of shares of the Common Stock then outstanding. The voting rights of the Preferred Stock are similarly limited such that QFinance will not have voting power with respect to such shares of Preferred Stock to the extent that such voting power would exceed 4.95%. By written notice to the Issuer, QFinance may waive these provisions, but any such waiver will not be effective until the 61st day after such notice is delivered to the Issuer. QFinance beneficially owns 1,008,088 shares of Common Stock underlying warrants and Preferred Stock, only 921,980 of which are exercisable or convertible, as the case may be, within 60 days because of the beneficial ownership limitation described above. Assuming that QFinance provided such waiver notice and thereafter exercised all warrants and converted all Preferred Stock, QFinance would beneficially own 1,040,989 shares of Common Stock or 5.37% of the Issuer’s outstanding Common Stock, calculated based on 18,335,658 shares of outstanding Common Stock of the Issuer on November 1, 2004, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2004 and filed with the Securities and Exchange Commission on November 15, 2004.

     (b) Percent of Class:

Such 954,881 shares are 4.95% of the Issuer’s Common Stock based on the 18,335,658 shares reported as outstanding as of November 1, 2004, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2004 and filed with the Securities and Exchange Commission on November 15, 2004.

     (c) Number of Shares as to which such Person has:

          (i) sole power to vote or to direct the vote: 0

          (ii) shared power to vote or to direct the vote: 954,881

          (iii) sole power to dispose or to direct the disposition of: 0

          (iv) shared power to dispose or to direct the disposition of: 954,881

Item 5 Ownership of Five Percent or Less of a Class

     Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable

CUSIP No. 371916107	Page 9 of 11

Item 8 Identification and Classification of Members of the Group

     Not Applicable

Item 9 Notice of Dissolution of Group

     Not Applicable

Item 10 Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 371916107	Page 10 of 11 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

PHARMA SERVICES HOLDING, INC.
By:	/s/ John S. Russell
	Name:	John S. Russell
	Title:	Executive Vice President and Corporate Secretary

PHARMA SERVICES INTERMEDIATE HOLDING CORP.
By:	/s/ John S. Russell
	Name:	John S. Russell
	Title:	Executive Vice President and Corporate Secretary

QUINTILES TRANSNATIONAL CORP.
By:	/s/ John S. Russell
	Name:	John S. Russell
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

QFINANCE, INC.
By:	/s/ John S. Russell
Name John S. Russell
	Title:	President